Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of CONSOL Energy Inc. and Subsidiaries for the registration of $250 million of 6.375% Senior Notes due 2021 and to the incorporation by reference therein of our reports dated February 10, 2011, with respect to the consolidated financial statements and schedule of CONSOL Energy Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of CONSOL Energy Inc. and Subsidiaries included in CONSOL Energy Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

August 4, 2011